UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)

Enservco Corporation

(Name of Issuer)

Common Stock, par value $0.005 per share

(Title of Class of Securities)

29358Y102

(CUSIP Number)

Richard Murphy

c/o Cross River Capital Management LLC

31 Bailey Avenue, Unit D

Ridgefield, Connecticut 06877

Telephone Number: 203-438-0023

With a copy to:

Douglas T. Holod

Maslon LLP

90 South 7th Street, Suite 3300

Minneapolis, MN 55402

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 16, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 29358Y102

1	Names of reporting persons Cross River Capital Management LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 2,016,887 (1)
	9	Sole dispositive power: 0
	10	Shared dispositive power: 2,016,887 (1)
11	Aggregate amount beneficially owned by each reporting person 2,016,887 (1)
12	Check box if the aggregate amount in Row 11 excludes certain shares (see instructions)
13	Percent of class represented by amount in Row 11 18.7% (2)
14	Type of reporting person (see instructions) OO (Limited liability company)

(1)

Includes 1,824,802 shares of common stock (“Common Stock”) of Enservco Corporation (the “Issuer”) held by Cross River Partners, L.P., a private investment vehicle (“Cross River Partners”), and warrants to purchase 192,085 shares of Common Stock of the Issuer held by Cross River Partners. Cross River Capital Management LLC serves as the general partner of Cross River Partners and may be deemed to beneficially own the securities held by Cross River Partners.  All Share numbers have been adjusted to reflect a 1-for-15 reverse split of the Issuer’s Common Stock that was effected on November 20, 2020.

(2)

Based on 10,617,006 shares of Common Stock of the Issuer outstanding as of February 4, 2021, as reported by the Issuer on its Amendment to Registration Statement on Form S-1/A. See Items 2 and 4 below for agreements among and the beneficial ownership of a potential Section 13(d) group formed among the Reporting Persons.

CUSIP No. 29358Y102

1	Names of reporting persons Cross River Management LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) 
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 2,016,887 (1)
	9	Sole dispositive power: 0
	10	Shared dispositive power: 2,016,887 (1)
11	Aggregate amount beneficially owned by each reporting person 2,016,887 (1)
12	Check box if the aggregate amount in Row 11 excludes certain shares (see instructions)
13	Percent of class represented by amount in Row 11 18.7% (2)
14	Type of reporting person (see instructions) OO (Limited liability company)

(1)

Includes 1,824,802 shares of common stock (“Common Stock”) of Enservco Corporation (the “Issuer”) held by Cross River Partners, L.P. (“Cross River Partners”), a private investment vehicle of which Cross River Capital Management LLC serves as the general partner, and warrants to purchase 192,085 shares of Common Stock of the Issuer held by Cross River Partners. Cross River Management LLC serves as the investment manager of Cross River Partners and may be deemed to beneficially own the securities held by Cross River Partners. All Share numbers have been adjusted to reflect a 1-for-15 reverse split of the Issuer’s Common Stock that was effected on November 20, 2020.

(2)

Based on 10,617,006 shares of Common Stock of the Issuer outstanding as of February 4, 2021, as reported by the Issuer on its Amendment to Registration Statement on Form S-1/A. See Items 2 and 4 below for agreements among and the beneficial ownership of a potential Section 13(d) group formed among the Reporting Persons.

CUSIP No. 29358Y102

1	Names of reporting persons Cross River Partners L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 2,016,887 (1)
	9	Sole dispositive power: 0
	10	Shared dispositive power: 2,016,887 (1)
11	Aggregate amount beneficially owned by each reporting person 2,016,887 (1)
12	Check box if the aggregate amount in Row 11 excludes certain shares (see instructions)
13	Percent of class represented by amount in Row 11 18.7% (2)
14	Type of reporting person (see instructions) PN

(1)

Includes 1,824,802 shares of common stock (“Common Stock”) of Enservco Corporation (the “Issuer”) and warrants to purchase 192,085 shares of Common Stock of the Issuer. Such shares of Common Stock and warrants are held directly by Cross River Partners L.P. All Share numbers have been adjusted to reflect a 1-for-15 reverse split of the Issuer’s Common Stock that was effected on November 20, 2020.

(2)

Based on 10,617,006 shares of Common Stock of the Issuer outstanding as of February 4, 2021, as reported by the Issuer on its Amendment to Registration Statement on Form S-1/A. See Items 2 and 4 below for agreements among and the beneficial ownership of a potential Section 13(d) group formed among the Reporting Persons.

CUSIP No. 29358Y102

1	Names of reporting persons Richard Murphy
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) AF, PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 57,049 (1)
	8	Shared voting power: 2,016,887 (2)
	9	Sole dispositive power: 57,049 (1)
	10	Shared dispositive power: 2,016,887 (2)
11	Aggregate amount beneficially owned by each reporting person 2,073,935 (1)(2)
12	Check box if the aggregate amount in Row 11 excludes certain shares (see instructions)
13	Percent of class represented by amount in Row 11 19.2% (3)
14	Type of reporting person (see instructions) IN

(1)

Includes 50,382 shares of common stock (“Common Stock”) of Enservco Corporation (the “Issuer”) and options to purchase 6,667 shares of Common Stock of the Issuer that are currently vested. Such shares of Common Stock and options are held directly by Mr. Murphy. All Share numbers have been adjusted to reflect a 1-for-15 reverse split of the Issuer’s Common Stock that was effected on November 20, 2020.

(2)

Includes 1,824,802 shares of Common Stock of the Issuer held by Cross River Partners, L.P. (“Cross River Partners”) and warrants to purchase 192,085 shares of Common Stock of the Issuer held by Cross River Partners. Cross River Partners is a private investment vehicle of which Cross River Capital Management LLC (“Cross River Capital”) serves as the general partner and Cross River Management LLC (“Cross River Management”) serves as the investment manager. Mr. Murphy serves as the managing member of both Cross River Capital and Cross River Management and may be deemed to beneficially own the securities held by Cross River Partners. All Share numbers have been adjusted to reflect a 1-for-15 reverse split of the Issuer’s Common Stock that was effected on November 20, 2020.

(3)

Based on 10,617,006 shares of Common Stock of the Issuer outstanding as of February 4, 2021, as reported by the Issuer on its Amendment to Registration Statement on Form S-1/A. See Items 2 and 4 below for agreements among and the beneficial ownership of a potential Section 13(d) group formed among the Reporting Persons.

SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER

The name of the issuer is Enservco Corporation, a Delaware corporation (the “Issuer”).  The address of the Issuer’s principal executive offices is 14133 County Road 9½, Longmont, Colorado 80504.  This Amendment to Schedule 13D relates to the Issuer’s Common Stock, $.005 par value (the “Shares”).

ITEM 2. IDENTITY AND BACKGROUND

(a), (f)

The persons filing this statement are Cross River Capital Management LLC, a Delaware limited liability company (“Cross River Capital”), Cross River Management LLC, a Delaware limited liability company (“Cross River Management”), Cross River Partners LP, a Delaware limited partnership (“Cross River Partners”), and Richard Murphy, a United States citizen (“Mr. Murphy”, and collectively with Cross River Capital, Cross River Management and Cross River Partners, the “Reporting Persons”).

(b)	The principal business address of the Reporting Persons is 31 Bailey Avenue, Unit D, Ridgefield, Connecticut 06877.

(c)

Cross River Capital serves as the general partner of Cross River Partners, a private investment vehicle.  Cross River Management serves as the investment manager of Cross River Partners.  Mr. Murphy serves as the managing member of both Cross River Capital and Cross River Management.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The 601,674 Shares acquired by Cross River Partners were issued upon a February 11, 2021 conversion of subordinated promissory notes in the principal amount of $1,250,000.00 and $61,651.40 of accrued interest due to it from the Issuer, for a total of $1,311,651.40, at a conversion price of $2.18 per share. Cross River Partners used working capital to fund the loans evidenced by the subordinated promissory notes.

ITEM 4.     PURPOSE OF THE TRANSACTION

The Shares held by the Reporting Persons were acquired for investment purposes in the ordinary course of the Reporting Persons’ investment activities. The Reporting Persons are filing this Schedule 13D/A to report a change in their beneficial ownership percentage of the Shares, as indicated in Item 5 below.

Mr. Murphy has been a member of the board of directors of the Issuer since January 19, 2016. There were no arrangements or understandings between Mr. Murphy and any other person pursuant to which he was appointed as a member of the Board.

Mr. Murphy is a party to an indemnification agreement with the Issuer in the form attached as Exhibit 10.07 to the Issuer’s annual report on Form 10-K for the year ended December 31, 2013.

On November 11, 2019, Cross River Partners was issued a warrant to purchase up to 41,667 Shares, at an exercise price of $3.00 per Share, upon entering into an amended and restated subordinated loan agreement with the Issuer. The number of warrant Shares and the warrant exercise price have been adjusted to reflect a 1-for-15 reverse split of the Issuer’s Common Stock that was effected on November 20, 2020.

Effective May 29, 2020, in connection with the resignation of the Issuer’s previous President and Chief Executive Officer, the Board appointed Mr. Murphy as the Company’s Executive Chairman to serve as the principal executive officer of the Company.

Effective February 11, 2021, Cross River Partners converted promissory notes in the principal amount of $1,250,000.00 and $61,651.40 of accrued interest due to it from the Issuer, for a total of $1,311,651.40, at a conversion price of $2.18 per share. Cross River Partners used working capital to fund the loans evidenced by the promissory notes.

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

(a)(b) & (d)     As of the date hereof, Cross River Capital may be deemed to be the beneficial owner of 2,016,887 Shares, which includes warrants to purchase 192,085 Shares, constituting 18.7% of the Shares outstanding, based upon 10,617,006 Shares outstanding as of February 4, 2021, as adjusted for the unexercised warrants of the Issuer beneficially owned by Cross River Capital. Cross River Capital has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 2,016,887 Shares. Cross River Capital has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 2,016,887 Shares.

As of the date hereof, Cross River Management may be deemed to be the beneficial owner of 2,016,887 Shares, which includes warrants to purchase 192,085 Shares, constituting 18.7% of the Shares outstanding, based upon 10,617,006 Shares outstanding as of February 4, 2021, as adjusted for the unexercised warrants of the Issuer beneficially owned by Cross River Management. Cross River Management has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 2,016,887 Shares. Cross River Management has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 2,016,887 Shares.

As of the date hereof, Cross River Partners may be deemed to be the beneficial owner of 2,016,887 Shares, which includes warrants to purchase 192,085 Shares, constituting 18.7% of the Shares outstanding, based upon 10,617,006 Shares outstanding as of February 4, 2021, as adjusted for the unexercised warrants of the Issuer beneficially owned by Cross River Partners. Cross River Partners has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 2,016,887 Shares. Cross River Partners has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 2,016,887 Shares.

As of the date hereof, Mr. Murphy may be deemed to be the beneficial owner of 2,073,935 Shares, which includes warrants to purchase 192,085 Shares and options to purchase 6,667 Shares, constituting 19.2% of the Shares outstanding, based upon 10,617,006 Shares outstanding as of February 4, 2021, as adjusted for the unexercised warrants and stock options of the Issuer beneficially owned by Mr. Murphy. Mr. Murphy has the sole power to vote or direct the vote of 57,049 Shares and the shared power to vote or direct the vote of 2,016,887 Shares. Mr. Murphy has the sole power to dispose or direct the disposition of 50,382 Shares and the shared power to dispose or direct the disposition of 2,016,887 Shares.

(c)      Within the past 60 days, the filing person has had the following transaction:

On February 3, 2021, Cross River Partners entered into a Note Conversion Agreement with the Issuer pursuant to which and conditioned upon the closing of the Issuer’s offering of common stock pursuant to its Registration Statement on Form S-1 (SEC File No. 333-252275) (the “Registered Offering”), Cross River Partners agreed to convert subordinated notes in the principal amount of $1,250,000.00 and $ 61,651.40 of accrued interest due to it from the Issuer, for a total of $ 1,311,651.40, into 601,674 shares of common stock of the Issuer (the “Conversion Shares”) at a conversion price equal to $2.18 per share. Additionally, as consideration for such conversion, the Issuer agreed to issue to Cross River Partners a five-year warrant to acquire 150,418 shares of the Issuer’s common stock, which is exercisable commencing one year following the issuance thereof at an exercise price of $2.507 per share (the “Warrant”). Cross River Partners’ conversion of the subordinated notes occurred upon the closing of the Registered Offering on February 11, 2021. The effective date of the Warrant issuance was February 11, 2021, and the Issuer delivered the conversion shares to Cross River Partners on February 16, 2021. Cross River Partners used working capital to fund the loans evidenced by the subordinated notes. The Note Conversion Agreement was filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 3, 2021.

(e)          N/A

ITEM 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as described in Itema 4 and 5 above, the Reporting Persons do not have any contract, arrangement, understanding or relationship with respect to the Shares.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS

Exhibit A            Joint Filing Agreement by and among the Reporting Persons. (incorporated by reference from Schedule 13D/A dated October 9, 2020)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February  23, 2021

(Date)

Cross River Capital Management LLC*

By:  /s/ Richard Murphy

Name:  Richard Murphy

Title: Managing Member

Cross River Management LLC*

By:  /s/ Richard Murphy

Name: Richard Murphy

Title: Managing Member

Cross River Partners, LP

By: Cross River Capital Management LLC

By:  /s/ Richard Murphy

Name: Richard Murphy

Title: Managing Member

Richard Murphy*

/s/ Richard Murphy

* The Reporting Person disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interests therein, and this report shall not be deemed an admission that such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).